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                           Art Technology Group, Inc.
                           25 First Street, 2nd Floor
                            Cambridge, Massachusetts


November 15, 2000

VIA EDGAR
---------

Securities and Exchange Commission
450 Fifth Street, N.W.
Judiciary Plaza
Washington, D.C. 20549
Attn: Hugh Fuller, Esq.

         Re: Art Technology Group, Inc. - Form S-3 (File No. 333-48688)

Ladies and Gentlemen:

         Art Technology Group, Inc., a Delaware corporation (the "Company"), pursuant to Rule 477(a) promulgated under the Securities Act of 1933, as amended, hereby requests that the Securities and Exchange Commission consent to the withdrawal of the Company's Registration Statement on Form S-3 (File No. 333-48688), together with the pre-effective amendment and all exhibits thereto. The Company requests withdrawal of the Registration Statement because, due to market conditions, it does not intend to conduct the offering of shares of Common Stock contemplated in the Registration Statement at this time. No shares of Common Stock of the Company have been or will be issued or sold under the Registration Statement.

         The Company further requests that, pursuant to Rule 477(c), an order with the date of granting of the request for withdrawal be included in the file for the Registration Statement on Form S-3 in the following manner: "Withdrawn upon the request of the registrant, the Commission consenting thereto."

         If you have any questions or comments or require further information or documentation, please do not hesitate to call the undersigned at (617) 386-1000 or Mark L. Johnson, Esq. at (617) 526-6038.

Sincerely,

/s/ Joseph T. Chung

Joseph T. Chung
Chief Technology Officer, Treasurer
and Chairman of the Board